U.S. Bancorp Investments, Inc.

Statement of Financial Condition
(In Thousands, Except Share and Per Share Amounts)

December 31, 2015

Assets

Cash	$	82,647
Cash and securities segregated in compliance with federal regulations		77,941
Collateralized agreements:		
Securities borrowed		772,346
Securities purchased under agreements to resell		102,549
Receivables:		
Customers		40,152
Brokers, dealers, and clearing organizations		183,815
Affiliates		1,518
Securities owned, at fair value		768,630
Fixed assets, net of accumulated depreciation and amortization of $8,367		2,390
Goodwill and intangibles, net of accumulated amortization of $525		39,039
Deferred tax asset, net		10,156
Taxes receivable from Parent		1,691
Other assets, net of allowance of $3,092		18,513
Total assets	$	2,101,387

Liabilities

Collateralized agreements:		
Securities sold under agreements to repurchase	$	121,721
Payables:		
Customers		35,216
Brokers, dealers, and clearing organizations		85,022
Affiliates		3,788
Securities sold, but not yet purchased, at fair value		763,202
Accrued compensation and benefits		70,331
Other liabilities and accrued expenses		18,012
Total liabilities		1,097,292

Commitments, contingencies, and guarantees

Subordinated liabilities		500,000

Stockholder's equity

Common stock, $0.01 par value; 100,000 shares authorized,		
100,000 shares issued and outstanding		1
Additional paid-in capital		519,628
Accumulated deficit		(15,534)
Total stockholder's equity		504,095
Total liabilities, commitments, contingencies, guarantees, and stockholder's equity	$	2,101,387

See accompanying notes.